[GRAPHIC OMITTED] Acergy

               Award for $825 million Gumusut-Kakap Offshore Field
                     contract to SapuraAcergy Joint Venture

London, England - March 17, 2009 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY) confirmed today the award of a contract valued at approximately $825 million to SapuraAcergy Sdn Bhd for the development of the deepwater offshore Gumusut-Kakap field. The primary contract has been awarded by Sabah Shell Petroleum Company Limited (SSPC) to TL Offshore Sdn Bhd, a wholly owned subsidiary of our partner, SapuraCrest Sdn Bhd. SSPC is the Operator of the Gumusut-Kakap field as contractor to PETRONAS. SSPC's co-venturers in the development of the Gumusut-Kakap field are PETRONAS Carigali Sdn. Bhd., ConocoPhillips Sabah Ltd. and Murphy Sabah Oil Co. Ltd.

SapuraAcergy's scope under the contract involves engineering, procurement, transportation and installation, offshore Malaysia in water depths of 1,200 metres, covering:

     o An oil export pipeline and catenary riser, including the shore approach
     o Flowlines, jumpers, Steel Catenary Risers (SCRs), Pipeline End Terminations (PLET) and flowline inline structures (SLEDs)
     o Mooring wires, chains and piles for a semi-submersible Floating Production System (FPS) including towing to the offshore location and installation thereof

Engineering will commence with immediate effect, with offshore installation scheduled to commence in 2010 using the Sapura 3000, SapuraAcergy's state of the art dynamic positioning heavy lift and deepwater pipelay vessel.

This project will be accounted for in the share of results of associates and joint ventures line in the Acergy accounts. For this reason, the value of this award will not appear in Acergy's reported backlog and revenue.

Jean Cahuzac, Chief Executive Officer, Acergy said "The Gumusut-Kakap Project represents an important development for the deepwater market in Malaysia and for our Joint Venture. Building upon the recent operational successes of the Sapura 3000, we are confident that this high specification asset, will perform strongly and enable our Joint Venture to deliver for us and our client."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

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kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. These forward-looking statements include, but are not limited to, statements as to the value of the contract, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.